Pricing Sheet dated October 10, 2008 relating to
Preliminary Pricing Supplement No. 794 dated October 6, 2008 to
Registration Statement No. 333-131266
Filed pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in Equities

Capital Protected Units due October 20, 2011
Each Consisting of a Zero-Coupon Note and a Call Warrant on the S&P 500 Index
PRICING TERMS OF THE UNITS – OCTOBER 10, 2008
Issuer:	Morgan Stanley	Issuer ratings:	Moody’s: A1 (downgrade review) / S&P: A+ (negative outlook)*
Issue price:	$10 per unit (see “Commissions and Issue Price” below)
Pricing date:	October 10, 2008
Original issue date:	October 20, 2008 (5 business days after the pricing date)
Maturity date:	October 20, 2011
Interest:	None
Index:	The S&P 500 Index
Payment at maturity:
The payment at maturity per unit will equal:
¡ The $10 face amount of the note component plus
¡ The cash settlement amount, which may be zero, on the call warrant component
If the units are held to maturity, in no event will the payment at maturity on the units be less than $10.

Cash settlement amount:	$10 times the index performance times the participation rate In no event will the cash settlement amount be less than $0.
Participation rate:	115%
Index performance:	(final index value – initial index value) / initial index value
Initial index value:	899.22, which is the official closing value of the index on the pricing date
Final index value:
The final index value will equal:
¡     If the call warrant component is automatically exercised on October 18, 2011, which we refer to as the automatic exercise date, the closing value of the index on the automatic exercise date; or
¡     If the units have been previously separated and the call warrant component is exercised before the automatic exercise date, the index closing value on the exercise date, subject, in each case, to postponement for non-index business days and market disruption events.

Separation right:
Beginning on January 20, 2009, you will have the right to separate your units into their component parts, subject to the requirement that you have an account approved for naked options trading.  Upon such separation, you may trade each component part separately.  You should consult with your financial advisor to determine whether your brokerage account would meet the appropriate options trading requirements.

Exercise date:
(i)      if a call warrant has not been previously exercised, the automatic exercise date; or
(ii)     if a unit has previously been separated, the trading day on which notice of exercise is received;
in each case subject to adjustment for market disruption events and non-index business days.

CUSIP:	For the units, 617483714; for the notes, 617482CS1 and for the call warrants, 617483698
Listing:	None of the units, the notes and the call warrants will be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated
Commissions and Issue Price:	Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Company
Per Unit:	$10	$0.20	$9.80
Total:	$7,775,000	$155,500	$7,619,500
(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of the units purchased by that investor.  The lowest price payable by an investor is $9.925 per unit.  Please see the cover page of the accompanying preliminary pricing supplement for further details.

(2)	For additional information, see “Plan of Distribution” in the accompanying prospectus supplement.

* On October 9, 2008, Moody’s Investors Service placed our long-term debt ratings on review for downgrade.  Both ratings listed above have been assigned to the issuer and reflect each rating agency's views of the likelihood that we will honor our obligation to pay the face amount of the note component and the cash settlement amount, if any, under the call warrant component and do not address the price at which the units or, if separated, the notes or the call warrants, may be resold prior to maturity, which may be substantially less, in the aggregate, than the issue price of the units. The ratings assigned by the rating agencies reflect only the views of the respective rating agencies, are not recommendations to buy, sell or hold the units, the notes or the call warrants and are subject to revision or withdrawal at any time by such rating agencies in their sole discretion.  Each rating should be evaluated independently of any other rating.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Morgan Stanley.  The units are not sponsored, endorsed, sold or promoted by The McGraw-Hill Companies, Inc., and The McGraw-Hill Companies, Inc. makes no representation regarding the advisability of investing in the units.

You should read this document together with the preliminary pricing supplement describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement No. 794 dated October 6, 2008
Amendment No. 1 to Prospectus Supplement dated July 24, 2007
Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.